July 24, 2018

Ms. Laura Nicholson

Special Counsel

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Via EDGAR

Re:	Electrameccanica Vehicles Corp. Amendment No 2 to the Registration Statement on Form F-1 Filed July 3, 2018 File No. 333-222814

Dear Ms. Nicholson:

This letter is in response to your letter of July 18, 2018 in which you provided a comment on Amendment No. 2 to the Registration Statement on Form F-1 (the “Registration Statement”) of Electrameccanica Vehicles Corp. (the “Company”). On July 24, 2018, the Company filed Amendment No. 3 on Form F-1 to the Registration Statement (“Amendment No. 3”). We set forth below in bold and italics the comment in your letter followed by our response to the comment.

1.        Please have counsel provide an opinion that addresses the legality of the units. See Item 601(b)(5) of Regulation S-K.

Company Response:

We confirm that Canadian counsel to the Company has provided a revised legal opinion that addresses the legality of the units. The legal opinion has been revised to: (a) opine that the units have been duly authorized by all necessary corporate action by the Company; and (b) indicate that the units will not be issued or certificated, and, although the shares and warrants will be purchased together in the offering, the shares and warrants will be issued separately. Canadian counsel to the Company has confirmed that, as a matter of British Columbia corporate law, the units will not constitute securities that are separate and apart from the underlying shares and warrants, and that this therefore precludes such counsel from opining that the units are validly issued.

In addition to the above responses to your comments, we hereby acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 3, (ii) comments from the staff of the Commission (the “Staff”) does not foreclose the Commission from taking any action with respect to the Amendment No. 3 and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with the above, please contact William Rosenstadt, the Company’s securities counsel, at (212) 588-0022.

Sincerely,

Electrameccanica Vehicles Corp.

/s/ Kulwant Sandher
Kulwant Sandher, Chief Financial Officer

cc:	Sonia Bednarowski, Staff Attorney William Rosenstadt, Ortoli Rosenstadt LLP Michael Shannon, McMillan